Exhibit 21.1

PERFUMANIA HOLDINGS, INC.
SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	STATE OF INCORPORATION
Perfumania, Inc.	Florida
Magnifique Parfumes and Cosmetics, Inc.	Florida
Perfumania Puerto Rico, Inc.	Puerto Rico
Ten Kesef II, Inc.	Florida
Perfumania.com, Inc.	Florida
Quality King Fragrance, Inc.	New York
Five Star Fragrance Company, Inc.	New York
Scents of Worth	Florida
Model Reorg Acquisition, LLC	Delaware